18 February 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suying Li
Lyn Shenk
Taylor Beech
Katherine Bagley

Re:	Hoop Street Center I Corp
Amendment No. 4 to Offering Statement on Form 1-A
Filed February 1, 2021
File No. 02411349

Dear all:

We are submitting this letter on behalf of Hoop Street Center I Corp (the “Company” or “Hoop Street”) in response to comments from the Staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) received by electronic mail dated February 10, 2021 relating to Amendment No. 4 (“Amendment No. 4”) to the Company’s Offering Statement on Form 1-A (File No. 02411349) filed with the Commission on February 1, 2021 (the “Offering Circular”). Amendment No. 5 to the Offering Circular is being filed concurrently herewith. The numbered paragraphs below correspond to the numbers comments in the Staff’s letter dated February 10, 2021, and the Staff’s comments are presented in bold italics. We have also included the copy of this letter that is being transmitted via EDGAR filings in electronic form, which have been marked to show changes from Amendment No. 4. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Offering Statement to update other disclosures.

Amendment No. 4 to Form 1-A filed February 1, 2021

Marketing and Promotion, page 26

1.	We note your revised disclosure in response to Comment 3 that your directors, executives, and officers will conduct the selling efforts of your preferred stock. Please further revise to state whether those individuals are relying upon the exemption from registration in Rule 3a4-1 to make offers and sales on your behalf in connection with this Offering. We also note that you have removed the disclosure regarding your media partner, but you have disclosed the $2,000,000 promotor fee in Item 4 of Part I. Please revise for consistency.

In response to the Staff’s comment, the Company has made the relevant disclosure to rely on the safe harbour from broker-dealer registration set forth in Rule 3a4-1 under the Exchange Act of 1934, as amended. The Company acknowledges and agrees that Directors, Executives, and Officers of the Company will attempt to sell preferred stock pursuant to this Offering, with no commission or other remuneration payable to them for any offering of preferred stock they may sell. The Company has also revised its disclosure of the $2,000,000 promotor fee in Item 4 of Part I to provide consistency.

2.	As a related matter, we note your disclosure that you intend to market your Offering through “Any paid form of promotion that is delivered through traditional media channels.” Please tell us in your response letter how you expect these traditional advertisements to comply with Rule 255(b) of Regulation A. In this regard, prior to the qualification of your offering statement, any TV or radio advertisement must comply with Rule 255(b)(1) through (4) and must provide the information required by Rule 255(b)(4)(i); live hyperlinks are not permitted. After your offering statement is qualified, TV and radio advertisements are not permitted under Rule 251(d)(1)(iii), which requires post-qualification written offers, including TV or radio advertisements, to be accompanied by, or preceded by, the most recent Offering circular, and live hyperlinks are not permitted. Please also confirm that the social media platforms, various blogs, and any other online advertisements for your offerings will include the appropriate legends required by Rule 255, and active hyperlinks to your most recent offering circular, as required by Rule 251(d).

The Company advises the Staff that marketing of this Offering through any paid form of promotion that is delivered through traditional media channels will commence once the Offering Circular has been qualified by the Commission. The Company has amended Part I, Item 6 of the Offering Statement to include a disclosure that complies with Rule 255(b)(1) through (4). The Company also confirms that the social media platforms, various blogs, and any other online advertisement will include the appropriate legends required by Rule 251(d). As such, the Company has added a disclosure on Page 9 of the Offering Statement stating that the commencement of the Offering shall be on the date on which this Offering Statement of which this Offering Circular is a part is qualified by the Commission. The Company has also added a disclosure on Page 26 of the Offering Statement, which states that the Company agrees to solicit all non-binding indication of interest under Rule 255 using social media platforms, various blogs, and any other online advertisement after it has been qualified by the Commission. The Company further agrees that any such solicitation shall comply under Rule 255 and include active hyperlinks to the final Offering Circular.

Exhibit F, page 1

3.	Please include the audit report and your financial statements as of December 31, 2020 and for the period from September 21, 2020 (inception) through December 31, 2020 under Part F/S of Form 1-A rather than as an exhibit. Please update the disclosure in your filing accordingly, including but not limited to your disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, the Company has included the financial statements as of December 31, 2020, and for the period from September 21, 2020 (inception) through December 31, 2020, under Part F/S of Amendment No. 5. The Company advises the Staff that it has revised the disclosure in Management’s Discussion and Analysis of Financial Conditions and Rules of Operations on page 36 of Amendment No. 5 to include financial statements for the inception period of September 21, 2020, through December 31, 2020.

4.	We reissue comment 8. Please amend to provide a currently dated consent from your independent auditor pursuant to Item 17.11 of Part III of Form 1-A.

In response to comment 8, the Company has provided a consent letter issued by an independent auditor, attached and marked hereto is Exhibit “F” to Amendment No. 5.

General

5.	We reissue Comment 9. We note the landing page for your website states: “Hoop Street Centers need less land and a lot less money to build than a Top Golf Center, and yet a Hoop Street Center is projected to earn as much or more than a Top Golf Center. TopGolf’s 60-centers enjoyed $500,000,000 in 2019 revenue,” and still provides a link to Hoop Street Entertainment, LLC’s private offering memorandum. Considering that investors in your offering are directed to your website for notice and to subscribe to your offering, please revise your website to include the legends required by Rules 251(d) and 255 of Regulation A, along with an active link to your most current 1-A offering circular. In this regard, we note that you have revised your offering circular to include such legends, yet they are not included on your website. Please also revise your website to clearly state where you are referring to an investment in your company, or an investment in another Hoop Street entity, and tell us how Hoop Street Entertainment, LLC is related to you. Finally, please tell us in your response letter why it is appropriate to suggest that you are projected to earn as much or more than a Top Golf Center, provided you have no historical financial information. Alternatively, please remove such references regarding the potential returns and TopGolf’s revenue from your website.

In response to Staff’s comment, the Company has removed all references to TopGolf from the Company’s landing page. The Company has also removed the link to Hoop Street Entertainment, LLC’s private placement memorandum. Furthermore, the Company advises the Staff that it included the legends required by Rules 251(d) and 255 of Regulation A on its website, along with an active link to the most current Form 1-A Offering Circular.

Furthermore, the Company has revised its website to clearly indicate that all solicitation for investment for preferred stock under this Offering is being conducted for Hoop Street Center I Corporation. Hoop Street, LLC is the parent company of Hoop Street Center I Corporation and owns 100% of the common stock of Hoop Street Center I Corporation.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (801) 615-0880.

Sincerely,

/s/ Ernest Hemple
Ernest Hemple

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